UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )

China Hydroelectric Corporation
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(Name of Issuer)

Ordinary Shares, $0.001 par value per share
————————————————————————————————————
(Title of Class of Securities)

16949D101*
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(CUSIP Number)

*CUSIP number of the American Depositary Shares traded on the New York Stock Exchange.  The
Ordinary Shares of China Hydroelectric are not publicly traded in the United States.

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2010
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. None. American Depository Shares CUSIP 16949D101*

1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vicis Capital LLC 45-0538105
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) [ ]
	(b) [ ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)

	OO — funds of its advisory client
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[ ]

6)	Citizenship or Place of Organization
	Delaware
	Number of	7)	Sole voting power
	Shares		48,882,716
	Beneficially	8)	Shared voting power
	Owned by		0
	Each Reporting	9)	Sole dispositive power
	Person		48,882,716
	With	10)	Shared dispositive power
			0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person
	48,882,716
12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

13)	Percent of Class Represented by Amount in Row (11)
	28.5%
14)	Type of reporting person.
	IA

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of China Hydroelectric Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 25B, New Poly Plaza, No. 1 North Chaoyangmen Street, Dongcheng District, Beijing, People’s Republic of China 10170.

Item 2.   Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”).  All 48,882,716 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.  Vicis may be deemed to beneficially own such 48,882,716 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, 16th Floor, New York, NY 10022.  To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired (i) 6,833,333 Ordinary Shares; (ii) a warrant to purchase 18,666,666 Ordinary Shares (the “Warrant”); (iii) 28,500 shares of the Issuer’s Series A Convertible Preferred Shares (the “Series A Preferred Shares”); and (iv) 25,000 shares of the Issuer’s Series B Convertible Preferred Shares (the “Series B Preferred Shares”).

Pursuant to the Memorandum of Association of China Hydroelectric Corporation, which was filed by the Issuer as Exhibit 3.1 to its Form F-1 on December 8, 2009, all of the Series A Preferred Shares and all of the Series B Preferred Shares (together, the “Preferred Shares”) owned by Vicis, and all dividends paid thereon, were automatically converted into 23,382,717 Ordinary Shares immediately prior to the closing of the Issuer’s initial public offering (the “IPO”) on January 28, 2010. In addition, pursuant to the Amended and Restated Shareholders Agreement dated as of October 27, 2009 entered into by and among the Issuer, the Series C Investors, the Ordinary Shareholders, the Series A Investors, the Series B Investors, the Founders and the Warrant Holder (as defined in the Shareholders Agreement) and filed by the Issuer as Exhibit 4.4 to its Form F-1 on December 8, 2009 (the “Shareholders Agreement”), Vicis is restricted from selling any of the Issuer’s capital stock for a period of 180 days following the consummation of the IPO.

As a result, when the 6,833,333 Ordinary Shares previously acquired by the Fund are aggregated with the 18,666,666 Ordinary Shares underlying the Warrant and the 23,382,717 Ordinary Shares acquired by the Fund through the conversion of the Preferred Shares, Vicis may be deemed to own 48,882,716 Ordinary Shares.

Item 4.  Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Ordinary Shares, the Warrants and the Preferred Shares for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.  In May 2007, Mr. Shadron Stastney was elected to the Board of Directors of the Issuer.  Mr. Stastney is a member and Chief Operating Officer of Vicis.

Vicis may be deemed to beneficially own 28.5% of the Issuer’s outstanding Ordinary Shares.  The combination of Vicis’s percentage of deemed beneficial ownership in the Issuer, coupled with Vicis’s employment of Mr. Stastney concurrent with Mr. Stastney’s service as a director of the Issuer, may be deemed to have the effect of influencing control of the Issuer.  Biographical information with respect to Mr. Stastney is set forth below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of The Amacore Group, Inc., Ambient Corporation, China New Energy Group Company and Master Silicon Carbide Industries, Inc.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase the Issuer’s Ordinary Shares or other securities convertible, exchangeable or exercisable into Ordinary Shares or, subject to the restrictions in the Shareholders Agreement, dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

(a)
All 48,882,716 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor.  Vicis Capital LLC may be deemed to beneficially own such 48,882,716 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 48,882,716 Ordinary Shares represent approximately 28.5% of the Issuer’s outstanding Ordinary Shares (based upon 152,744,181 Ordinary Shares outstanding following the IPO on January 28, 2010, as reported by the Issuer in its Prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, filed with the SEC on January 26, 2010, and 48,882,716 Ordinary Shares deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Ordinary Shares within the 60 days preceding the date of this Schedule.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit A	Memorandum of Association of China Hydroelectric Corporation (incorporated herein by reference to Exhibit 3.1 to Form F-1 filed by China Hydroelectric Corporation on December 8, 2009).

Exhibit B
Amended and Restated Shareholders Agreement by and among China Hydroelectric Corporation, the Series C Investors, the Ordinary Shareholders, the Series A Investors, the Series B Investors, the Founders and the Warrant Holders (incorporated herein by reference to Exhibit 4.4 to Form F-1 filed by China Hydroelectric Corporation on December 8, 2009).

Exhibit C	Warrant to Purchase Common Shares of China Hydroelectric Corporation, dated November 10, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2010
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Date

/s/ Andrew Comito
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Signature

Andrew, Comito, Chief Compliance Officer*
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Name/Title

*Executed pursuant to the authorization of the members of Vicis Capital LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital LLC with respect to the Amacore Group, Inc. on October 1, 2009.

EXHIBIT C

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

No. W-4	Warrant to Purchase 18,666,666 Common Shares (subject to adjustment)

WARRANT
TO PURCHASE COMMON SHARES
OF
CHINA HYDROELECTRIC CORPORATION

 This Warrant (the "Warrant") is issued to Vicis Capital Master Fund or his, her or its permitted assigns ("Holder") by CHINA HYDROELECTRIC CORPORATION., a Cayman Islands corporation (the "Company"), on November 10, 2007 (the "Warrant Issue Date") for agreed upon consideration, receipt of which is hereby acknowledged.

1.           Purchase Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company up to 18,666,666 shares of Shares, par value $0.001 per share ("Shares"), of the Company (the "Warrant Share") at the Exercise Price (defined below), subject to adjustment as provided in Section 8 hereof.

2.           Exercise Price. The purchase price for the Warrant Share shall be $5.00 per Warrant Share, as adjusted from time to time pursuant to Section 8 hereof (the "Exercise Price").

3.           Exercise Period. This Warrant may be exercised at any time after the date hereof until 5:00 p.m., New York City time, on the earlier of (a) November 10, 2011 or (b) upon redemption of this Warrant in accordance with the terms and conditions set forth in Section 4 hereof.

4.           Redemption. (a) All but not less than all of the outstanding Warrants may be redeemed at the option of the Company at any time during the Exercise Period, at the office of the Company, upon the notice referred to in Section 4(b), at the price of $0.01 per Warrant ("Redemption Price"), provided that the last independent bid price of the Common Shares equals or exceeds $8.50 per share, on each of any twenty (20) trading days within a thirty (30) trading day period ending three business days prior to the date on which notice of redemption is given. Notwithstanding the foregoing, Warrants held by the officers and directors of the Company will not be redeemable so long as such officers and directors hold such warrants.

(b) Date Fixed for, and Notice of, Redemption. In the event the Company shall elect to redeem all of the Warrants, the Company shall fix a date for the redemption. Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the date fixed for redemption to the registered holders of the Warrants to he redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.

(c) Exercise After Notice of Redemption. The Warrants may be exercised with the terms of this Agreement at any time after notice of redemption shall have been given by the Company pursuant to Section 4(b). hereof and prior to the time and date fixed for redemption. On and after the redemption date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

5. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

(a)           the surrender of the Warrant, together with a duly executed copy of the form of Notice of Exercise attached hereto, to the Secretary of the Company at its principal offices set forth on the signature page hereof; and

(b)            the payment in the form of a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Warrant Shares for which this Warrant is being exercised.

  6. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Warrant Shares so purchased shall be issued as soon as practicable thereafter (with appropriate restrictive legends, if applicable), and in any event within ten (10) business days of the delivery of the Notice of Exercise.

  7. Issuance of Shares. The Company covenants that the Warrant Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable and free from all taxes, liens, and charges with respect to the issuance thereof.

  8. Adjustment of Exercise Price and Kind and Number of Shares. The number and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

 (a)           Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant (i) subdivide its Shares, by split-up or otherwise, or combine its Shares, or (ii) issue additional shares of its Shares or other equity securities as a dividend with respect to any shares of its Shares; the number of shares of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision (by stock split, stock dividend or otherwise), or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the Exercise Price payable per share, but the aggregate Exercise Price payable for the total number of Warrant Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 8(a) shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(b)           Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the Shares of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in Section 8(a) above), then, as a condition of such reclassification, reorganization, or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant (subject to adjustment of the Exercise Price as provided in Section 8), the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of shares of Shares as were purchasable by the Holder immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate Exercise Price shall remain the same.

(c)           Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Exercise Price, the Company shall promptly notify the holder of such event and of the number of shares of Shares or other securities or property thereafter purchasable upon exercise of this Warrant.

(d)           Issuance of New Warrant. Upon the occurrence of any of the events listed in this Section 8 that results in an adjustment of the type, number or exercise price of the securities underlying this Warrant, the Holder shall have the right to receive a new warrant reflecting such adjustment upon the Holder tendering this Warrant in exchange. The new warrant shall otherwise have terms identical to this Warrant.

9.           No Impairment. Pursuant to the terms and conditions of this Warrant, Company shall: (i) reserve an appropriate number of shares of Company's Shares to facilitate the issuance of shares to Holder pursuant to this Warrant, (ii) not amend its Articles of Association or take any other action that would materially impair Company's ability to comply with the terms of the Warrant, and (iii) provide Holder with at least ten (10) days prior written notice of the record date for any proposed dividend or distribution by the Company.

10.           No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, but in lieu of such fractional shares the Company shall make a cash payment therefor on the basis of the Exercise Price then in effect, unless such cash payment is less than one dollar ($1.00).

11.          No Stockholder Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a stockholder with respect to the shares of Shares issuable on the exercise hereof, including (without limitation) the right to vote such shares of Shares, receive dividends or other distributions thereon, exercise preemptive rights or be notified of stockholder meetings, and such holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company. However, nothing in this Section 11 shall limit the right of the Holder to be provided the notices required under this Warrant.

12.          Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the Holder and their respective successors and assigns.

13.          Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section shall be binding upon each holder of any shares of Shares purchased under this Warrant at the time outstanding (including securities into which such shares have been converted), each future holder of all such Shares, and the Company.

14.          Notices. All notices required under this Warrant and shall be deemed to have been given or made for all purposes (i) upon personal delivery, (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile; (iii) one day after being sent, when sent by professional overnight courier service, or (iv) five days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the principal office of the Company (or at such other place as the Company shall notify the Holder hereof in writing). Notices to the Holder shall be sent to the address of the Holder on the books of the Company (or at such other place as the Holder shall notify the Company hereof in writing).

15.           Attorneys' Fees. If any action of law or equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to its reasonable attorneys' fees, costs and disbursements in addition to any other relief to which it may be entitled.

16.           Captions. The section and subsection headings of this Warrant are inserted for convenience only and shall not constitute a part of this Warrant in construing or interpreting any provision hereof

17.           Governing Law. This Warrant shall be governed by the laws of the State of New York, without regard to the provisions thereof relating to conflict of laws.

 IN WITNESS WHEREOF, CHINA HYDROELECTRIC CORPORATION caused this Warrant to be executed by an officer thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION

By:  /s/ John D. Kuhns
Name:  John Kuhns
Title:   Chief Executive Officer

NOTICE OF EXERCISE

 To: CHINA HYDROELECTRIC CORPORATION
Attn: Corporate Secretary

The undersigned hereby elects to:

 Purchase                       shares of Shares of CHINA HYDROELECTRIC CORPORATION, pursuant to the terms of the attached Warrant and payment of the Exercise Price per share required under such Warrant accompanying this notice.

 The undersigned hereby represents and warrants that the undersigned is acquiring such shares for its own account for investment purposes only, and not for resale or with a view to distribution of such shares or any part thereof

HOLDER:

Address:

Date:

 Name in which shares should be registered: